United  States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

September 30, 2008

Re:          Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 000-29338

Ladies and Gentlemen,

Set forth below are the responses of Cardiome Pharma Corp. (the “Company”) to the comments provided to Mr. Curtis Sikorsky of the Company in a letter dated September 17, 2008 (the “Comment letter”) by Mr. Jim Rosenberg, Senior Assistant Chief Accountant.  The responses set forth below are keyed to the sequential numbering of the comments in the Comment letter and to the headings used in the Comment letter.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies (j) Revenue Recognition, page 8

1.
Refer to your responses to prior comments two and four.  Please revise your disclosure in Note 2(j) to include the criteria that must be met in order to fully recognize a non-refundable milestone payment upon the achievement of the milestone.  It is our understanding that these criteria are: (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement.”  We believe this policy is important to a reader’s understanding about how you recognize revenue.  In addition regarding criterion (iii), please clarify in your disclosure what you mean by “no further involvement or obligation to perform under the arrangement” as it appears that you continue to have development obligations with respect to vernakalant.

We will update our disclosure in our revenue recognition policy in our Q3 2008 MD&A.  The updated disclosure for the recognition criteria for milestone payments will be as follows:

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.  Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

With respect to the US$10 million milestone payment received upon the re-submission of the New Drug Application (NDA) for vernakalant (iv), at the time of the re-submission of the NDA to the FDA, we had no further contractual obligations in relation to the achievement of the defined milestone to perform any additional services.  Additional services that have been performed subsequent to the re-submission are in support of earning the final milestone payment which is to be received upon receiving a letter of acceptance from the FDA regarding the use of vernakalant (iv) in the United States.  This final milestone is substantive in nature and was not reasonably assured at the inception of the agreement.

Exhibit 99.4 - Management’s Discussion and Analysis

Clinical Development, page 3

2.
We have read your response to prior comment five however we believe that MD&A disclosure should be complete and not require investors to read previous MD&As.  Please disclose the costs incurred to date on each of you major research and development projects as previously requested in part a of the comment.

We will include disclosure in the Clinical Development section of our Q3 2008 MD&A and future MD&As regarding the costs incurred to date on each of our major research and development.

*****

The Company hereby represents and acknowledges to the Staff the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•
the Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments with respect to this letter.

Sincerely,

Curtis Sikorsky
Chief Financial Officer
Cc: Farran Hobbs
       Joe Garcia
       David Frost
       Chris Visser